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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
OMB Number:   3235-0145
Expires:      October 31, 1997
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SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*



                 TYCO TOYS, INC.
(Name of Issuer)

                 Common Stock, $.01 Par Value
(Title of Class of Securities)


                           902128107
(CUSIP Number)

Martin D. Sklar, Esq., Kleinberg, Kaplan, Wolff & Cohen, P.C.
 551 Fifth Avenue, 18th Floor
        New York, New York  10176, Tel:  (212) 986-6000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                      March 6, 1997
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box .

1

Check the following box if a fee is being paid with the statement . (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)
X
2

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on the Following Pages)

Page 1 of 12 Pages


    SCHEDULE 13D

CUSIP No.   902128107


Page   2   of    12    Pages


1
NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    Elliott Associates, L.P., a Delaware Limited Partnership



2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a)
 X
3
    (b)

4




3
SEC USE ONLY



4
SOURCE OF FUNDS*
         00



5
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)



6
CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware




NUMBER OF

SHARES

BENEFICIALLY

OWNED BY

EACH

REPORTING

PERSON

WITH

7
SOLE VOTING POWER

  1,134,900



8
SHARED VOTING POWER

    0



9
SOLE DISPOSITIVE POWER

    1,134,900



10
SHARED DISPOSITIVE POWER

    0

11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,134,900



12
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

6




13
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    3.26%



14
TYPE OF REPORTING PERSON*

    PN



*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1_7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


    SCHEDULE 13D


CUSIP No.   902128107


Page   3   of    12    Pages


1
NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    Westgate International, L.P., a Cayman Islands Limited Partnership



2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a)
 X
7
    (b)



3
SEC USE ONLY



4
SOURCE OF FUNDS*
         00



5
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)



6
CITIZENSHIP OR PLACE OF ORGANIZATION

         Cayman Islands, British West Indies




NUMBER OF

SHARES

BENEFICIALLY

OWNED BY

EACH

REPORTING

PERSON

WITH

7
SOLE VOTING POWER

    0



8
SHARED VOTING POWER

  760,400



9
SOLE DISPOSITIVE POWER

    0



10
SHARED DISPOSITIVE POWER

    760,400

11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    760,400



12
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

10




13
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    2.18%



14
TYPE OF REPORTING PERSON*

    PN



*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1_7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


    SCHEDULE 13D

CUSIP No.   902128107


Page   4   of    12     Pages


1
NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    Martley International, Inc., a Delaware corporation



2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a)
 X
11
    (b)



3
SEC USE ONLY



4
SOURCE OF FUNDS*
         00



5
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)



6
CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware




NUMBER OF

SHARES

BENEFICIALLY

OWNED BY

EACH

REPORTING

PERSON

WITH

7
SOLE VOTING POWER

    0



8
SHARED VOTING POWER

    760,400



9
SOLE DISPOSITIVE POWER

    0



10
SHARED DISPOSITIVE POWER

    760,400

11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    760,400



12
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

14




13
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    2.18%



14
TYPE OF REPORTING PERSON*

    CO



*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1_7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


ITEM 1.  Security and Issuer

    This statement relates to the Common Stock, $.01 par value (the "Common Stock"), of Tyco Toys, Inc. (the "Issuer"). The Issuer's principal executive office is located at 6000 Midlantic Drive, Mt. Laurel, New Jersey 08054.

ITEM 2.  Identity and Background

    (a)-(c) The names of the persons filing this statement on Schedule 13D are: Elliott Associates, L.P., a Delaware limited partnership, and its wholly-owned subsidiaries ("Elliott"), Westgate International, L.P., a Cayman Islands limited partnership ("Westgate"), and Martley International, Inc., a Delaware corporation ("Martley"). Paul E. Singer ("Singer") and Braxton Associates, L.P., a New Jersey limited partnership ("Braxton LP"), which is controlled by Singer, are the general partners of Elliott. Hambledon, Inc., a Cayman Islands corporation ("Hambledon"), is the sole general partner of Westgate. Martley is the investment manager for Westgate. Martley expressly disclaims equitable ownership of and pecuniary interest in any Common Stock.


ELLIOTT

    The business address of Elliott is 712 Fifth Avenue, 36th Floor, New York, New York 10019.

    The principal business of Elliott is to purchase, sell, trade and invest in securities.


    SINGER

         Singer's business address is 712 Fifth Avenue, 36th Floor, New York, New York 10019.

         Singer's principal occupation or employment is that of serving as general partner of Elliott and Braxton LP and president of Martley.


    BRAXTON LP

         The business address of Braxton LP is 712 Fifth Avenue, 36th Floor, New York, New York 10019.

         The principal business of Braxton LP is the furnishing of investment advisory services.

         The names, business addresses, and present principal occupation or employment of the general partners of Braxton LP are as follows:

    NAME
ADDRESS
OCCUPATION

    Paul E. Singer
712 Fifth Avenue
36th Floor
New York, New York  10019
General partner of Elliott and Braxton LP and President of Martley





    Braxton Associates, Inc.
712 Fifth Avenue,
36th Floor
New York, New York 10019
The principal business of Braxton Associates, Inc. is serving as general partner of Braxton LP


         The name, business address, and present principal occupation or employment of each director and executive officer of Braxton Associates, Inc. are as follows:

    NAME
ADDRESS
OCCUPATION

    Paul E. Singer
712 Fifth Avenue
36th Floor
New York, New York  10019

General partner of Elliott and Braxton LP and President of Martley










WESTGATE

    The business address of Westgate is Westgate International, L.P., c/o Midland Bank Trust Corporation (Cayman) Limited, P.O. Box 1109, Mary Street, Grand Cayman, Cayman Islands, British West Indies.

    The principal business of Westgate is to purchase, sell, trade and invest in securities.

    The name, business address, and present principal occupation or employment of the general partner of Westgate are as follows:

NAME
ADDRESS
OCCUPATION

Hambledon, Inc.
Hambledon, Inc.
c/o Midland Bank Trust Corporation (Cayman) Limited
P.O. Box 1109
Mary Street
Grand Cayman
Cayman Islands
British West Indies
The principal business of Hambledon is serving as general partner of Westgate



    HAMBLEDON, INC.

         The name, business address, and present principal occupation or employment of each director and executive officer of Hambledon are as follows:

NAME
ADDRESS
OCCUPATION

Paul E. Singer
712 Fifth Avenue
36th Floor
New York, NY 10019
General partner of Elliott and Braxton LP and President of Martley



MARTLEY INTERNATIONAL, INC.

    The business address of Martley is 1170 Teaneck Road, Teaneck, New Jersey 07666.

    The principal business of Martley is to act as investment manager for Westgate.

    The name, business address, and present principal occupation or employment of each director and executive officer of Martley are as follows:

NAME
ADDRESS
OCCUPATION

Paul E. Singer
712 Fifth Avenue
36th Floor
New York, NY  10019
General partner of Elliott and Braxton LP and President of Martley



    (d) and (e) During the last five years, none of the persons or entities above has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

    (f) All of the natural persons listed above are citizens of the United States of America.


ITEM 3.  Source and Amount of Funds or Other Consideration

    The source and amount of funds used by Elliott in making purchases of the Common Stock beneficially owned by it are set forth below.

    SOURCE OF FUNDS

AMOUNT OF FUNDS

Margin accounts maintained at Merrill Lynch, Pierce, Fenner and Smith Inc. $13,232,688.19



    The source and amount of funds used by Westgate in making purchases of the Common Stock beneficially owned by it are set forth below.

    SOURCE OF FUNDS

AMOUNT OF FUNDS

Margin accounts maintained at Merrill Lynch, Pierce, Fenner and Smith Inc. $8,869,556.29



ITEM 4.  Purpose of Transaction

    Each of Elliott and Westgate acquired the Common Stock beneficially owned by it in the ordinary course of its trade or business of purchasing, selling, trading and investing in securities. Martley has acted as investment manager with respect to Westgate's acquisition of its Common Stock.

    Depending upon market conditions and other factors that it may deem material, each of Elliott and Westgate may purchase additional Common Stock or may dispose of all or a portion of the Common Stock that it now beneficially owns or may hereafter acquire.

    Except as set forth herein, none of Elliott, Westgate or Martley has any plans or proposals which relate to or would result in any of the actions set forth in subparagraphs (a) through (j) of Item 4.






ITEM 5.  Interest in Securities of the Issuer

    (a) Elliott owns 1,134,900 shares of Common Stock, representing 3.26% of the class of Common Stock.

    Westgate owns 760,400 shares of Common Stock representing 2.18% of the class of Common Stock.

    (b) Elliott has the power to vote or direct the vote of, and to dispose or direct the disposition of, the Common Stock beneficially owned by it.

    Westgate has the shared power with Martley to vote or direct the vote of, and to dispose or direct the disposition of, the Common Stock owned by Westgate. Information regarding each of Westgate and Martley for the purposes of subparagraph (b) of this Item 5 is set forth in Item 2 above and expressly incorporated by reference herein.

    (c) The following transactions were effected by Elliott during the past sixty (60) days:

DATE
SECURITY
AMOUNT BOUGHT (SOLD)
PRICE, EXCLUDING COMMISSION
TYPE OF TRANSACTION

01/09/97
Common Stock
9,000
$11.63
NYSE


01/10/97
Common Stock
1,500
$11.50
NYSE

01/14/97
Common Stock
1,800
$11.63
NYSE

01/15/97
Common Stock
5,100
$11.63
NSYE

02/03/97
Common Stock
1,200
$11.63
NYSE

02/05/97
Common Stock
183,000
$11.83
NYSE

02/06/97
Common Stock
21,000
$11.38
NYSE

02/07/97
Common Stock
30,600
$11.44
NYSE

02/10/96
Common Stock
10,800
$11.38
NYSE

02/11/97
Common Stock
15,000
$11.38
NYSE

02/27/97
Common Stock
2,700
$11.38
NYSE

02/28/97
Common Stock
16,800
$11.38
NYSE

03/06/97
Common Stock
102,000
$11.50
NYSE

03/07/97
Common Stock
23,000
$11.50
NYSE













    The following transactions were effected by Westgate during the past sixty
(60) days:

DATE
SECURITY
AMOUNT BOUGHT (SOLD)
PRICE, EXCLUDING COMMISSION
TYPE OF TRANSACTION

01/09/97
Common Stock
6,000
$11.63
NYSE

01/10/97
Common Stock
1,000
$11.50
NYSE

01/14/97
Common Stock
1,200
$11.63
NYSE

01/15/97
Common Stock
3,400
$11.63
NYSE

02/03/97
Common Stock
800
$11.63
NYSE


02/05/97
Common Stock
122,000
$11.83
NYSE


02/06/97
Common Stock
14,000
$11.38
NYSE


02/07/97
Common Stock
20,400
$11.44
NYSE


02/10/97
Common Stock
7,200
$11.38
NYSE


02/11/97
Common Stock
10,000
$11.38
NYSE


02/27/97
Common Stock
1,800
$11.38
NYSE


02/28/97
Common Stock
11,200
$11.38
NYSE


03/06/97
Common Stock
68,000
$11.50
NYSE


03/07/97
Common Stock
15,300
$11.50
NYSE



    (d) No person other than Elliott has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Elliott.

    No person other than Westgate has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Westgate and Martley.

    (e)  Not applicable.
ITEM 6.  Contracts, Arrangements, Understandings or
    Relationships With Respect to Securities of the Issuer

    Not applicable.

ITEM 7.  Material To Be Filed As Exhibit

    Exhibit A -  Joint Filing Agreement








    SIGNATURE

    After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated:   March 10, 1997           ELLIOTT ASSOCIATES, L.P.


By:
              Paul E. Singer
              General Partner

WESTGATE INTERNATIONAL, L.P.

By:  Martley International, Inc., as
      Investment Manager


    By:
              Paul E. Singer
              President


MARTLEY INTERNATIONAL, INC.


By:
              Paul E. Singer
              President


    EXHIBIT A

    JOINT FILING AGREEMENT



    The undersigned hereby agree that the statement on Schedule 13D with respect to the Common Stock of Tyco Toys, Inc., dated March 10, 1997, is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-2(f) under the Securities Exchange Act of 1934, as amended.


Dated as of:  March 10, 1997

ELLIOTT ASSOCIATES, L.P.



By:
    Paul E. Singer
    General Partner
WESTGATE INTERNATIONAL, L.P.



By:  Martley International, Inc., as
      Investment Manager


    By:
              Paul E. Singer
              President





MARTLEY INTERNATIONAL, INC.



By:
    Paul E. Singer
    President